

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 16, 2007

Via U.S. Mail and Fax (407) 971-8468
Iurie Bordian
President
Emerging Media Holdings, Inc.
1809 East Broadway Street
Suite 175
Oviedo, FL 32765

> **RE:** **Emerging Media Holdings, Inc.**
> **Form 10-SB (Amendment No. 4)**
> **Filed May 15, 2007**
>
> **File No. 0-52408**

Dear Mr. Bordian:

We have completed our review of your Form 10-SB and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director